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                              September 14, 2023

       Herman Wong
       Chief Financial Officer
       Deswell Industries Inc.
       10B, Edificio Associacao Industrial De Macau
       32 Rua do Comandante Mata e Oliveria, Macao
       Special Administrative Region, PRC

                                                        Re: Deswell Industries
Inc.
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2023
                                                            File No. 001-33900

       Dear Herman Wong:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 63

   1. We note that during your fiscal year ended March 31, 2023 you were identified by the
                                                        Commission pursuant to
Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15
                                                        U.S.C. 7214(i)(2)(A))
as having retained, for the preparation of the audit report on your financial statements
included in the Form 20-F, a registered public accounting firm that has a branch or office
that is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so.
Additionally, please amend your Form 20-F to provide the
                                                        disclosures required
under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the
                                                        Holding Foreign
Companies Accountable Act and the Consolidated Appropriations Act,
                                                        2023, available on our
website at https://www.sec.gov/corpfin/announcement/statement-
                                                        hfcaa-040623.
 Herman Wong
Deswell Industries Inc.
September 14, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Jennifer Gowetski at 202-551-3401
with any questions.



                                                          Sincerely,
FirstName LastNameHerman Wong
                                                          Division of
Corporation Finance
Comapany NameDeswell Industries Inc.
                                                          Disclosure Review
Program
September 14, 2023 Page 2
cc:       Carrie Leahy
FirstName LastName